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                            April 26, 2024

       Michael Guthrie
       Chief Financial Officer
       Roblox Corporation
       970 Park Place
       San Mateo, CA 94403

                                                        Re: Roblox Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            Form 8-K submitted
February 7, 2024
                                                            Response dated
April 23, 2024
                                                            File No. 001-39763

       Dear Michael Guthrie:

              We have reviewed your April 23, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 12,
       2024 letter.

       Form 8-K submitted February 7, 2024

       Exhibit 99.1, page 1

   1. We note your response to prior comment 1. We continue to believe you should limit any discussion of Covenant
Adjusted EBITDA to the liquidity section in your filed documents
                                                        (i.e. Forms 10-K and
10-Q). Please remove any reference to Covenant Adjusted EBITDA from your earnings
releases and shareholder letters included in your Forms 8-K, as well as elsewhere such as in
earnings calls and other supplemental information. Refer to Question
                                                        102.09 of the Non-GAAP
C&DIs. Alternatively, revise the measure used outside of the liquidity discussion in
your filed documents to remove the adjustments for change in deferred revenue and
change in deferred cost of revenue as these adjustments result in a measure that reflects
individually tailored recognition methods. Refer to Rule 100(b) of
                                                        Regulation G and
Question 100.04 of the Non-GAAP CD&Is.
 Michael Guthrie
Roblox Corporation
April 26, 2024
Page 2

       Please contact Melissa Kindelan at 202-551-3564 or Kathleen Collins at 202-551-3499 if
you have any questions.



                                                         Sincerely,
FirstName LastNameMichael Guthrie
                                                         Division of
Corporation Finance
Comapany NameRoblox Corporation
                                                         Office of Technology
April 26, 2024 Page 2
cc:       Mark Reinstra
FirstName LastName